                            UNITED STATES OF AMERICA

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                   OF THE SECURITIES AND EXCHANGE ACT OF 1934


  Includes the free translation of a material event sent by Sociedad Quimica y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on
                               January 19, 2005.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)


                    CHEMICAL AND MINING COMPANY OF CHILE INC.
                    -----------------------------------------
                 (Translation of registrant's name into English)


                El Trovador 4285, Santiago, Chile (562) 425-2000
                ------------------------------------------------
           (Address and phone number of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F    x                                     Form 40-F
                  -----                                             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes                                                 No   x
          -----                                              -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

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                                       SQM
                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                                                      Santiago, January 19, 2005

Mr. Alejandro Ferreiro Y.
Superintendent
Securities and Insurance Superintendence
Avda. Libertador Bernardo O'Higgins 1449 Santiago

                                                                 Essential Issue
                                                                 ---------------

Dear Mr. Superintendent.

         We hereby inform you that Mr. Avi Milstein has irrevocably resigned from his position as Director of Sociedad Quimica y Minera de Chile S.A. (SQM) and as member of the latter's Directors Committee. The resignation was known and accepted by the Board during the ordinary session carried out on January 18, 2005, and consequently the members of the Board agreed -i- to accept that the mentioned resignations become effective as of January 18, 2005 -ii- to refrain from naming a new Director to replace Mr. Milstein, considering the proximity of the next Annual General Shareholders Meeting in which the entire Board will have to be re-elected and -iii- to designate Mr. Daniel Yarur, Director of SQM, as a new member of the Directors Committee.

         We inform you the above as an essential issue in compliance with articles 9 and 10 of Law Number18.045. Additionally, also in compliance with the indications set forth in the Rule of General Character Number 30 that was issued on November 10, 1989.

         Yours truly,

                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

                         CONF: /S/ PATRICIO CONTESSE G.
                               ------------------------
                              PATRICIO CONTESSE G.
                             CHIEF EXECUTIVE OFFICER

Cc:  Santiago Stock Exchange
     Brokers Stock Exchange
     Electronic Stock Exchange
     New York Stock Exchange
     Securities and Exchange Commission
     The Bank of New York


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.



                          Conf: /s/ Matias Astaburuaga
                             -----------------------
                               Matias Astaburuaga
                                 General Counsel




                             Date: January 19, 2005